July 30, 2010
Mr. Amit Pande
Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Re:	Capital One Financial Corporation
Form 10-K for Fiscal Year Ended
December 31, 2009
Filed February 26, 2010
Form 10-Q for Fiscal Quarter Ended
March 31, 2010
File Number 1-13300

Dear Mr. Amit Pande:

On behalf of Capital One Financial Corporation (the “Company”), we are submitting this letter in response to the comments contained in the Staff’s letter of June 24, 2010, regarding the Company’s Form 10-K for Fiscal Year Ended December 31, 2009 (our “2009 Form 10-K”) and Form 10-Q for Fiscal Quarter Ended March 31, 2010 (our “First Quarter 2010 Form 10-Q”).

Below are our responses to each of your comments and requests. For ease of reference, we have repeated the Staff’s comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Selected Financial Data, page 25

1.
We note from footnote seven to your Selected Financial Data on page 26 that the 2009 data includes the impact of the acquisition of Chevy Chase Bank, FSB (Chevy Chase) during the current year. Given your disclosure on page 113 that a majority of the loans acquired from Chevy Chase were credit impaired and were predominantly accounted for pursuant to ASC 310-30/SOP 03-3 and your disclosures in Table I on page 91, we believe more transparency is needed around presentation of asset quality ratios impacted by this acquisition, such as the delinquency rate and net charge-off rate, similar to that done in other parts of the filing.  Please revise future filings to include footnote explanations to the asset quality ratios that would enable a reader to assess the impact of these acquired loans on the ratios presented.

Response:

The Company will comply with the Staff’s comment by including in our future filings footnote disclosures to the Selected Financial Data table and to other tables where we present asset quality ratios that explain how the loans acquired from Chevy Chase Bank affect the asset quality ratios. We will provide these disclosures in a manner similar to the disclosure we provided in footnote one to Table 8 on page 18 of our First Quarter 2010 Form 10-Q.  This disclosure explained that the loans acquired from Chevy Chase Bank are not classified as nonperforming unless they do not perform in accordance with our expectations as of the purchase date and that we include these loans in the denominator for purposes of calculating the nonperforming loan ratios.  The disclosure also presents the nonperforming loan ratios excluding from the denominator the loans acquired from Chevy Chase Bank.

Credit Concentration, page 57

2.
We note disclosure of your commercial real estate concentration in New York, which has experienced market deterioration in residential construction/redevelopment and Class A office space. As it relates to your $2.4 billion in outstanding real estate construction loans as of December 31, 2009 and to the extent that you use interest reserves on these loans, please address the following:

•	Disclose the amount of such loans and the accompanying interest reserves as of each period-end;

Response:

For the Staff’s information, we have presented below the outstanding amount of construction loans with interest reserves and the accompanying interest reserves as of December 31, 2009 and December 31, 2008.

(Dollars in millions)	December 31, 2009	December 31, 2008
Construction loans with interest reserves	$1,357	$1,468
Interest reserves	$146	$152
Total construction loans	$2,516	$2,425

•	Disclose how you monitor such projects throughout their lives to make sure the properties are moving along as planned such that it is appropriate to continue to capitalize the interest on the loan;

Response:

The Company reviews all construction loans on a regular basis.  Prior to any disbursement of funds under a construction loan draw request, a professional engineer retained by the Company (or, on occasion, the Company’s on-staff engineer) inspects the subject property and submits an inspection report to the Company confirming the following: (1) all costs for which reimbursement is being requested have been expended; (2) construction is proceeding in accordance with the plans and specifications approved by the Company; and (3) the remaining construction budget is sufficient to complete the project (i.e., that the loan is “in balance”). On-staff engineers also may review the draw requests for larger loans.  Following completion of the engineer’s inspection report, the inspection report, together with the draw request is submitted to the our Underwriting, Loan Administration and/or Commercial Loan Servicing or Monitoring groups for review to verify that the loan  complies with the applicable requirements before the disbursement is authorized.

Capital One Confidential 2

Each regional office holds a quarterly meeting to review its portfolio of construction loans. A construction loan review sheet is prepared for each loan prior to the quarterly meeting.  The construction loan review sheet contains the following information: (a) a project summary; (b) the percentage of construction completed, the amount of the interest reserve and the estimated length of time the interest reserve will carry the loan; and (c) an outline of the action plan for the loan.  Senior executives from the real estate line of business, relationship managers, underwriters, portfolio managers, credit officers and representatives from the Company’s commercial credit review group attend the quarterly loan review meetings.

If the Company concludes, based on the draw request review or quarterly evaluation that construction is not proceeding as expected and/or that the loan is out of balance, the Company initiates discussions with the borrower to ensure the loan is put back on track.  If it is determined that the deficiency identified cannot be remediated the loan is reviewed to assess its performance classification, including accrual status, sufficiency of any specific valuation reserve being held (i.e. SFAS 114) and whether the loan should be considered impaired with an appropriate charge off recorded.   If the loan is not considered to be a pass rated credit, it is downgraded to a criticized rating (special mention or worse) and monitored directly or on consult authority by Special Assets (the Company’s loan workout group).

•	Disclose whether you have ever extended, renewed or restructured terms of the related loans, and the reasons for the changes;

Response:

Yes we have extended, renewed or restructured construction loans to accommodate borrower needs or to address unexpected events at the property level such as cost overruns, weather-related casualties and delays caused by city agencies.  The Company also may refinance construction loans if the borrower is unable to refinance with another lender or pay the loan off at maturity.

Although the exact terms of a loan extension, renewal or restructure generally vary for each transaction, a standard requirement is that the borrower must replenish the interest reserve.  Replenishment generally occurs by obtaining a cash deposit from the borrower; however, the replenishment may occur by reallocating line items in the budget if there have been cost savings in other categories or by escrowing some portion of the sales proceeds in for-sale transactions.  If the project is close to generating positive cash flows and debt servicing is 100% guaranteed by a person or entity with solid financial standing, the Company may be willing to proceed with the extension, renewal or restructure without replenishment of the interest reserve.

Capital One Confidential 3

•	Describe your underwriting process for loans with interest reserves, and any specific differences in how your underwrite loans with interest reserves and loans that do not have interest reserves; and

Response:

In most cases, loans with interest reserves would fall in the Construction category.  Our underwriting process for these loans is consistent with the underwriting process employed for non-construction loans and, although not an all-inclusive list, would include the following items for analysis:

•	Sponsor and guarantor;
•	Management team (capabilities and track record);
•	Sources of repayment (sales, cash flow, refinance, etc.);
•	Cost review;
•	Contractor financials and capabilities;
•	Market and sub-market review;
•	Tenant analysis (if applicable); and
•	Valuation and environmental issues.

Interest reserves are typically included in all construction loans at origination, with the amount of the interest reserve included as a line item in the construction budget or, occasionally, as a separate borrower-funded, pledged escrow account. The amount of the interest reserve is calculated by Company based on the projected draw schedule for the loan and the projected interest rate plus a spread as a cushion against potential increases in interest rates over the term of the loan.  As mentioned above, replenishment of the interest reserve is typically a condition precedent to the Company’s agreement to extend, renew or restructure a loan.

•	Disclose whether any of your loans with interest reserves are currently on nonaccrual status.

Response:

The Company currently has four loans with interest reserves on nonaccrual status with an aggregate outstanding of $36.1 million at June 30, 2010.

Loan Modifications and Restructurings, page 59

Capital One Confidential 4

3.
We note that the tabular disclosure on page 60 of your loan modifications and restructurings, which have increased from an immaterial amount as of December 31, 2008 to $279.6 million as of December 31, 2009. We further note that due to the consolidation of your off-balance sheet entities, your modifications and restructurings have increased to $729.1 million as of March 31, 2010. Please address the following:

•	Revise future filings to separately disclose the amount of loan modifications and restructurings which are considered troubled-debt restructurings (TDRs) pursuant to ASC 310-40;

Response:

The tabular disclosure provided on page 60 of our 2009 Form 10-K discloses the amount of loan modifications and restructurings which are considered TDRs.  Accordingly, we will revise our disclosures in future filings by explicitly stating that all of our loan modifications and restructurings presented in the table are accounted for as TDRs.

•
We note disclosure that a restructured loan is considered performing if the borrower complies with the terms of the modified loan and has made payments in line with the modified terms over several payment cycles. We also note that all of these loans included in Table 16 are not included as non-performing loans at December 31, 2009. Please tell us whether you have any previously classified TDRs that are currently non-performing as of March 31, 2010;

Response:

As of March 31, 2010 the Company’s non-performing loans did not include any loans which had been previously considered a TDR.

•
Tell us whether at the time the loan is restructured you continue to accrue interest. If so, tell us all of the factors you consider in making this determination so as to be reasonably assured of repayment and performance according to the modified terms; and

Response:

A restructure of a loan does not in and of itself determine whether interest is still accrued.  For all loans, when payment in full is not expected or it reaches a specified number of days past due, accrual status of interest is stopped.  After restructure or modification, the decision to return a loan to accrual is based on the borrower’s compliance with the modified or restructured terms for at least six consecutive months.  For loans considered to be TDRs, interest is accrued based on the terms of the TDR.

Capital One Confidential 5

•
Tell us and revise future filings to quantify the types of concessions made (i.e. reduction in interest rate, extensions of the loan’s maturity, reductions in the amount of principal owed by the borrower, or other actions) distinguishing between each loan product along with a discussion of your success with these different types of concessions as of both December 31, 2009 and March 31, 2010.

Response:

The Company will comply with the Staff’s comment in future filings by providing additional qualitative disclosures related to the concessions we are utilizing.  Nearly all of the concessions for the TDRs on our Card portfolio include a reduction in interest rate and/or an extension of maturity.  Card TDRs result in the conversion of the loan to a closed-end loan with the revocation of revolving privileges.  Approximately 65% of TDRs fully pay off their balances, while 35% ultimately charge off.

For the TDRs on our mortgage portfolio, approximately 75% include a reduction in interest rate and approximately 20% include an extension of maturity.  Due to the recency of the program and the limited volume of TDRs, we do not have extensive data on program success; however, 30+ delinquency rates on modified loans as of December 31, 2009 and March 31, 2010 are 37% and 42%, respectively, while delinquency rates for these loans prior to modification were greater than 70%.

The vast majority of TDRs in our Commercial portfolio include a reduction in interest rate or maturity extensions.  Due to the low volume of Commercial TDRs and the case-by-case nature of this portfolio, specific data regarding the success of Commercial loan modifications is not readily available.

4.
As a related matter, we note disclosure of short-term and long-term modifications on page 19 of your Form 10-Q for the period ended March 31, 2010. Specifically as it relates to your credit card loan modifications and restructurings which total $663.7 million as of March 31, 2010, please address the following:

•	Compare and contrast what you consider a short-term modification from a long-term modification, with a separate discussion for each loan product to the extent that there are differences;

Response:

The Company considers modification periods of three to 12 months to be short-term modifications, while long-term modifications have a duration of greater than 12 months.

Capital One Confidential 6

•
Compare and contrast under what circumstances would you consider any of these modifications to be temporary in nature or permanent and whether these would be classified as troubled-debt restructurings. We note on page 19 of your Form 10-Q for the period ended March 31, 2010 that you only consider a loan modification for which an economic concession has been granted to be a troubled debt restructuring as compared to an extension of loan terms for which you expect full collection to be a modification;

Response:

For both short-term and long-term modifications that are considered TDRs for our credit card products, the modifications permanently convert the loans from revolving lines of credit to closed end loans and no further purchases can be made on the accounts.  The modifications on TDR accounts are considered permanent in nature.

•
Explain whether any loan would revert back to its original terms during any temporary modification period if consecutive late payments are made or if other terms of the modified agreement are violated. To further enhance our understanding of this process, please provide an example with an accompanying timeline explaining what triggering events would lead to such a change in status (classification) and discuss how these events would impact the accounting for the loan as well as the classification and presentation in your Guide III data; and

Response:

Credit card loans will revert to original interest and fee terms if payments for two consecutive cycles are less than the agreed minimum or the customer requests to be dropped from the program.  Regarding presentation in Guide III data, the classification of loans as TDRs will not change if a loan reverts to original interest and fee terms.  In addition, the impairment analysis performed on TDRs will continue to include such loans in the calculation.

As an example, if a credit card customer’s interest rate upon entering the program is reduced from 16% to 8%, the modified account requires a $50 per month minimum payment, and the customer makes two consecutive payments of $40, upon the cycle immediately following the second $40 payment the account will be returned to 16% interest and will also be assessed past due fees as stipulated in their original agreement.  However as discussed below we suppress finance charges and fees for those accounts where we do not expect to receive full payment.  As noted previously, Card TDRs convert to closed-end loans upon entering the modification program.  When a loan meets one of the two criteria above and is returned to original interest and fee terms, the loan will remain a closed-end loan and will not have revolving privileges.

Capital One Confidential 7

Card TDRs accrue interest until the point of charge-off.  Therefore, in the example above, a loan that reverts to 16% interest will accrue interest at that rate, net of any Finance Charge and Fee Reserve for interest deemed uncollectible until the loan charges off, at which point any unpaid interest income is derecognized and any associated Finance Charge and Fee Reserve is released in the income statement.

•
Additionally, please describe whether these loans are included in your ASC 450-20 (SFAS 5) or ASC 310-10 (SFAS 114) impairment analysis. If changes in terms, payments or classification may impact one or both analysis, please explain how and when these calculations would be impacted.

Response:

Our reserves for all credit card loans, including impairment on TDRs, were included in our ASC 450-20 (SFAS 5) reserves.  The amount included in the SFAS 5 reserve is based on the deficiency of expected future cash flows (interest and principal) similar to a SFAS 114 impairment calculation.  This impairment analysis is updated on a quarterly basis.

Allowance for Loan and Lease Losses, page 60

5.
We note disclosure that during the year you updated your expected loss models for your commercial loans to better reflect recent experience. Please tell us and revise future filings to disclose the following:

•
The quarter in which you updated your expected loss model, the resulting increase to your allowance for loan losses during that period, and the expected impact to the allocation of your allowance for loan losses in future periods as a result of this change; and

Response:

The Company will comply with the staff’s comment by including a discussion of the change in our future filings.  One of the components in the estimation of our commercial allowance for loan and lease losses (ALLL) is the average historic loss rate experienced on the portfolio.  In the second quarter of 2009, we changed the look-back period used to calculate this loss rate from five years to three years with greater weighting placed on recent years.  By using a shorter look-back period we excluded years (2004 and 2005) where we incurred near zero losses which were not reflective of the current credit environment.  This change in the look-back period produced a $105 million increase in the commercial ALLL in the second quarter of 2009.  It should be noted that prior to the change, we had incorporated an “other factor” to reflect the heightened losses that were occurring that had added approximately $100 million to the reserve.  As we shortened our look-back period, we eliminated this “other factor” from our reserve calculation.  The impact on future reserve builds and releases will be a function of where we are in the credit cycle.

Capital One Confidential 8

•	Specifically what changes were made to your expected loss model and how that impacted the incurred loss recorded during the period.

Response:

The specific change was the shortening of the look-back period in the calculation of the portfolio’s average annual loss rate as discussed above.  The shortening has excluded periods in which the loss rate was near zero, which would have averaged down the loss rate.

Table 17: Summary of Allowance for Loan and Lease Losses, page 61

6.
We note your presentation of the allowance for loan losses as a percentage of non-performing loans ratio. We also note in footnote one to Table 15 on page 59 that your policy is to not classify credit card loans as nonperforming loans and, in footnote two, the alternate measures of nonperforming loans as a percentage of loans held for investment excluding the loans acquired from Chevy Chase Bank that are not considered to be nonperforming. Given the fact that a significant amount of the allowance included in the numerator could be allocated to loans types that are excluded from nonperforming loans in the denominator, we believe that more transparency is needed around your presentation of this ratio. To provide clear and consistent disclosure, please revise your future filings to provide explanatory disclosure similar to that presented in Table 15 herein and elsewhere in your filing where you present the allowance for loan losses as percentage of non-performing loans ratio.

Response:

The Company will comply with the Staff’s comment in our future filings by including footnotes to tables where we present these ratios (asset quality and the allowance for loan losses as a percentage of nonperforming loans) to explain how the loans acquired from Chevy Chase Bank and other loan types excluded from the ratios affect these ratios.  We will include the following information or similar language to this effect:  “As permitted by regulatory guidance issued by The Federal Financial Institutions Examination Council’s we do not place credit card loans on nonaccrual status and classify credit card loans as non-performing.  The allowance for loan and lease losses as a percentage of nonperforming loans, excluding the allowance related to our credit card loans, was 155.33%, 222.17% and 336.97% as of December 31, 2009, 2008 and 2007, respectively.”

Table E – Delinquencies, page 87

7.
We note that footnote three to your table discloses that credit cards included in the table continue to accrue finance charges until charged off at 180 days past the statement cycle date. Given the significant increase in your credit card loans upon the consolidation of your credit card securitization as of January 1, 2010, please expand your disclosure in future filings to separately present loan delinquencies in each respective bucket for your credit card loans and other significant categories of delinquent loans.

Capital One Confidential 9

Response:

Although the Company recorded a significant increase in its on-balance sheet credit card loans as a result of the consolidation of our credit card securitization trusts on January 1, 2010, the Company historically has provided comparative delinquency statistics for its entire managed loan portfolio.  Our managed loan portfolio included both loans reported on our balance sheet and loans underlying our securitization trusts accounted for as off-balance sheet.  Because we generally charge-off non-credit card loans when they are 90 or 120 days past due, credit card loans account for the substantial majority of loans more than 90 days past due and still accruing interest.  Accordingly, we will expand our disclosures in future filings to include a footnote indicating the amount of credit card loans that are 90 days or more past due.

Table G – Nonperforming Assets, page 88

8.
We note that non-performing commercial and multi-family real estate loans have increased significantly as of December 31, 2009 as compared to the prior year. Please tell us and revise your future filings to disclose whether you have performed any commercial real estate workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of these workouts, please provide us with and revise your future filings to disclose the following:

•	Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented;

Response:

The Bank currently has two loans that have been restructured under the A Note/B Note structure.  The total outstanding under the A and B Notes is approximately $9 million and $5.5 million, respectively.  Although this can be a useful workout solution, we have not actively pursued this strategy historically.  Based on the immaterial nature of this workout strategy we do not feel disclosure would be beneficial to investors at this time.

•	Discuss the benefits of this workout strategy, including the impact on interest income and credit classification;

Response:

Capital One Confidential 10

The benefit of an A Note/B Note strategy is that the loan can be restructured into two components— the A Note which will conform to our lending policy guidelines and the Bank’s normal risk tolerance and the B Note which has a higher risk of repayment.  The A Note is considered a performing credit and is generally upgraded back to an accrual status (if previously on nonaccrual) after a period of performance under the restructured terms.  Our practice is that the B Note is charged off at the time of restructure.

•
Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates;

Response:

The goal of splitting the debt into the A Note/B Note structure is to have a conforming loan at market rate that can be considered a pass credit when performance under the restructured terms is demonstrated.  The A Note is underwritten to be within lending policy guidelines and assessed a market rate for the perceived risk.  Terms for the B Note are generally outside lending policy guidelines.

•
Clarify whether the B note is immediately charged-off upon restructuring. If not, clarify whether you combine the restructured notes in your evaluation of whether the notes should be returned to accrual status;

Response:

The Bank’s practice is to immediately charge off the B Note.  With regard to accrual status, the Bank looks at the A Note as a separate transaction from the B Note and does not combine the two for purposes of determining whether the A Note will be returned to accrual status.

•	Confirm that the A note is classified as a TDR and explain your policy for removing such loans from TDR classification; and

Response:

An A Note/B Note restructure is considered a TDR.  The TDR classification is removed after a restructured loan has performed for 12 consecutive months under the restructured terms.

•	Clarify your policy for returning the A note to accrual status, including how you consider the borrower’s payment performance prior to the restructuring.

Response:

Capital One Confidential 11

The A Note may be returned to accrual status after six months of performance under the restructured terms.  Although the borrower’s payment history is reviewed, the evaluation is primarily based on the borrower’s future ability to repay the restructured debt.

9.
As a related matter, please tell us and consider revising your future filings to disclose, whether you have noticed an increase in any loan categories such as commercial real estate or construction loans that have been extended at maturity for which you have not considered the loans to be impaired due to the existence of guarantees. If so, provide us with the following information and consider enhancing your disclosure in future filings accordingly:

•	The types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

•	To the extent you extend commercial loans at or near maturity at the existing loan rate due to the existence of a guarantee, tell us how you consider whether it is a troubled debt restructuring;

•
In detail, how you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;

•
How many times you have sought performance under the guarantee discussing the extent of the successes. As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee; and

•	Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees.

Response:

We have not seen a noticeable increase in loans being extended at maturity, which we do not consider impaired due to the existence of a guarantee.

Note 1. Significant Accounting Policies

Capital One Confidential 12

Loans Held for Sale, page 104

10.
We note disclosure that during 2009 you classified $127.5 million of your small ticket commercial real estate portfolio as available for sale and recognized a write-down of $79.5 million. We note that this portfolio is currently in run-off mode and as a result the balance in this portfolio has decreased from $2.6 billion as of December 31 2008 to $2.1 billion as of December 31, 2009 in addition to disclosure on page 58 that charge-offs in your commercial banking segment has increased due in part to your small ticket commercial real estate portfolio. Please tell us how you determined these specific loans to sell (i.e. credit deterioration, liquidity, acceleration of portfolio run-off, etc.), whether these loans were considered nonperforming and had any associated allowance for loan losses prior to transfer, and your plans in the future to transfer any additional loans from this portfolio to available for sale.

Response:

At the point that a small ticket commercial real estate loan goes 90 days past due it is reclassified as non-performing, charged down to the expected net recovery and transferred to a special workout group.  This group typically takes about sixty days to attempt a workout/restructuring of the loan; at the end of this sixty-day period after each loan is individually reviewed, those particular loans where a restructuring/repayment approach is successful remain in the "Held For Investment" (HFI) category.  In those cases where we have deemed a successful restructuring is unlikely the loan is transferred to a “Held For Sale” HFS category.  These loans are then actively marketed for sale.  When a loan is being transferred to HFS, any additional required charge-off is recorded prior to its transfer.   Prior to transfer these loans are subject to our allowance valuation methodology and appropriate reserves are established.   The valuation of the HFS loans is updated on a quarterly basis to reflect current market considerations.  These transfers to HFS could continue to occur throughout the remaining life of this portfolio.

Note 11. Deposits and Borrowings, page 133

11.
We note your disclosure related to your short term borrowings through resale agreements. Please tell us and revise your future filings to disclose your accounting policies related to your resale agreements. If you account for any as sales, please clearly state this, and tell us the accounting guidance on which you rely for this treatment. Please tell us and revise future filings to quantify the amount sold at each balance sheet date and the average amount sold for the periods presented.

Response:

The line item entitled “Federal funds purchased and resale agreements” includes 1) federal funds purchased, where the Company is borrowing short-term, unsecured funds at attractive rates from institutions that have excess reserve balances at Federal Reserve Banks and 2) repurchase agreements where the Company is borrowing funds that are collateralized by securities loaned under agreements to repurchase.  For both federal funds purchased and repurchase agreements, we recognize the proceeds received in Cash and cash equivalents with a corresponding liability in Other borrowings on our Consolidated Balance Sheet.  Neither the federal funds purchased nor the repurchase agreements are treated as sales, but rather they are treated as borrowings in the case of federal funds purchased and collateralized financing transactions in the case of repurchase agreements.

Capital One Confidential 13

The Company does not currently have any resale agreements outstanding and has never treated resale agreements as sales.  We will adjust our description in future filings to reflect repurchase agreements.  Additional disclosures will be provided if we enter into resale agreements.

Note 21. Commitments, Contingencies and Guarantees, page 161

12.	We note the disclosure of the various litigation matters that you are exposed to. We also note that in the majority of these situations, you have not disclosed either:

(i)	the possible loss or range of loss; or
(ii)	a statement that an estimate of the loss cannot be made.

ASC 450 (formerly SFAS 5) indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Additionally, we note that in instances where an accrual may have been recorded as all of criteria in ASC 450-20-25-2 have been met, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter. Please revise your disclosures beginning in your next Form 10-Q to include all of disclosures required by paragraphs 3-5 of ASC 450-20-50. In this regard, we do not believe that general boilerplate disclosure indicating that losses may be higher than reserves currently accrued or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450.

Response:

In light of the Staff’s comments we will expand our disclosure in future filings including our Form 10-Q for the second quarter of 2010 to provide specific explanations for each disclosed litigation matter as to whether we are in a position to provide a range of reasonably possible losses.  If we are not able to provide a meaningful estimate of reasonably possible losses for a particular litigation matter, we will explain why.

Capital One Confidential 14

Please note that our 2009 Form 10-K did include the disclosure that we cannot determine the economic impact of our disclosed litigation matters because of the "complexity of the issues raised by these matters" and further provided specific disclosure as to why the Interchange Lawsuits do not lend themselves to loss estimates.  Specifically, the disclosure identified the uncertainty around "the likelihood, amount and validity of any claim [in the Interchange Lawsuits] against the member banks, including the Company and its subsidiary banks, (b) changes in industry structure that may result from the [the Interchange Lawsuits] and (c) the effects of these suits, in turn, on competition in the industry, member banks and interchange fee."

Form 10-Q for the quarterly period ended March 31, 2010

Table 12: Allocation of the Reported Allowance for Loan and Lease Losses, page 22

13.
We note that as a result of adopting the new consolidation accounting standards on January 1, 2010, you consolidated approximately $41.9 billion of assets, consisting primarily of credit card loan receivables underlying your securitization trusts. We further note you increased your allowance for loan losses by $4.3 billion as of January 1, 2010 for the newly consolidated loans. Based upon this material amount recorded and the related impact to beginning retained earnings in addition to the fact that for the three-months ended March 31, 2010 your provision for loan losses decreased by $565.9 million, excluding the impact of deconsolidated trusts, please tell us and revise future filings as applicable to address the following:

•	Explain how you determined the amount of the allowance related to the loans consolidated on January 1, 2010;

Response:

The amount of allowance related to the loans consolidated on January 1, 2010 was determined utilizing the same process, methodology and economic assumptions that were used at December 31, 2009 for our reported loan portfolio as detailed on page 63 of our 2009 Form 10-K.

•
Compare and contrast the quality of the credit card loans consolidated to the loans previously on-balance sheet, in addition to any other information that would be necessary for a complete understanding of the observed changes in the allowance allocated to credit card loans; and

Response:

Capital One Confidential 15

Prior to adopting the new consolidation standards on January 1, 2010, the Company presented information on both a reported or GAAP basis and a Managed basis.  Our Managed basis presentation reflected the results from both our on and off-balance sheet loans.  We felt the disclosure of Managed basis information was useful for investors as Managed results are how we evaluate our financial performance.  The Reported and Managed information presented below was disclosed in our 2009 Form 10-K.  Furthermore, the Company reports the monthly performance of our securitized trusts in our Form 8-K.  From this the investor can impute the credit performance of our off-balance sheet loans.

(in millions)	Reported	Imputed Off Balance Sheet	Managed
Table 1 - Managed View Reconciliation
Loans held for investment	$90,619	$46,184	$136,803
Average loans held for investment	$99,787	$43,727	$143,514
Delinquencies	$3,746	$2,719	$6,465
Selected Company Metrics
Return of average assets	0.58%		0.46%
Net charge-off rate	4.58%		5.87%
30+ day performing delinquency Rate	4.13%		4.73%
Table C - Managed Loan Portfolio
Year End Balances
Domestic Card and Installment Loans	$20,067	$40,233	$60,300
International Card and Installment Loans	$2,273	$5,951	$8,224
Total Credit Card and Installment Loans	$22,340	$46,184	$68,524
Average Balances
Domestic Card and Installment Loans	$26,735	$37,935	$64,670
International Card and Installment Loans	$2,613	$5,792	$8,405
Total Credit Card and Installment Loans	$29,348	$43,727	$73,075
Table 13: Net Charge-Offs
Charge Off Rate - Credit Cards	9.66%		9.15%
Table F – Net Charge-offs
Average Loans	$99,787	$43,727	$143,514
Charge-offs	$4,568	$3,853	$8,421
Net Charge-Offs to Total Loans	4.58%	8.81%	5.87%

The process of determining the allowance for credit card loans is based upon the loss forecast of losses inherent in the portfolio for loans with similar credit characteristics (i.e., by line of business).  Up to and including the year ended December 31, 2009, the loss forecast on a managed basis was converted to a reported basis allowance using an on-balance sheet rate.  The credit quality of loans previously off-balance sheet was not significantly different for any given line of business and therefore did not have an impact to the allowance coverage ratio recorded at the line of business as a result of consolidating these assets effective January 1, 2010.  Because most of the assets that came back on balance sheet had a higher credit risk profile our overall Company credit metrics were impacted by this mix shift.

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•
Considering that the allowance allocated to consumer banking loans only decreased by $142 million from $1.07 billion at December 31, 2009 to $934 million at March 31, 2010, clarify your statement that the $565.9 million decrease in allowance for loan losses was primarily driven by a decline in the allowance for your consumer banking loan portfolio. Further clarify whether any of the decrease in the first quarter of 2010 was attributable to a decline in the allowance for your credit card portfolio.

Response:

The disclosure that the $565.5 million decrease in allowance for loan losses for the first quarter was primarily driven by a decline in the allowance for the consumer banking loan portfolio should have reflected that the decrease was primarily driven by a decline in the allowance for our consumer card portfolio.  Note, within the narrative for Table 13 – Credit Card, of our Business Segment Financial Performance we did disclose the reduction in the reserves noted during the first quarter of 2010 of $426.9 million for Domestic Card and $93.4 million excluding foreign exchange impacts for International Card.

Financial Statements

Note 13 – Securitizations, page 92

Mortgage Securitizations – Option ARM Mortgage Loan Securitizations, page 99

14.
We note your disclosure that prior to January 1, 2010, you did not consolidate 21 “option arm” mortgage securitization trusts due to the QSPE exemption from the consolidation provisions. We further note that upon adoption of the new consolidation guidance on January 1, 2010, you consolidated 15 of the 21 trusts and recorded a $1.5 billion increase to your loans held for investment. We also note on page 100 that the remaining mortgage trusts with $3 billion of outstanding mortgage loans were not consolidated. Please address the following with respect to these trusts:

•
Compare and contrast all the interests held in each of the 15 trusts that were consolidated with those in the remaining six trusts that were not consolidated and provide a comprehensive analysis of the factors and specific accounting literature that was considered that led you to determine whether or not to consolidate each trust;

Response:

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At January 1, 2010, the Company held similar variable interests in each of the 21 “option arm” mortgage securitization trusts.  Those variable interests included (1) several types of interest-only strips, and (2) companion bonds that are designed to absorb negative amortization accretion.  At January 1, 2010, the Company also acted as servicer of the underlying mortgage loans in each of the trusts.

Servicing was considered a variable interest in each of the trusts under paragraph B22 of SFAS 167 (ASC 810 - Consolidation).  Accordingly, the Company applied the provisions of paragraph 14A of SFAS 167 (ASC 810 - Consolidation) to determine if it has a controlling financial interest in the trusts.  For the 15 trusts consolidated as of January 1, 2010, the Company concluded that it did have a controlling financial interest due to the combination of the power to direct the activities of the trusts that most significantly impact their economic performance, held through servicing, and the obligation to absorb losses of the trusts or the right to receive benefits from the trusts that could potentially be significant to the trusts, held through its ownership of interest-only bonds.

In contrast, the Company concluded that, as of January 1, 2010, it did not hold the power to direct the activities that most significantly impact the economic performance of the remaining six trusts.  That conclusion was based on the existence of substantive kick-out rights in the form of unilateral rights held by the insurer of the trusts to remove the Company as servicer, which rights had become exercisable for these trusts due to an Event of Default deal trigger being breached.  Those kick-out rights were considered an element of power in excess of the power held by the Company through its current servicing rights.

•
For the 15 trusts that were subsequently deconsolidated on March 10, 2010 upon the sale of interest-only bonds associated with each previously consolidated trust to a third party, please tell us the factors and the specific accounting literature that was considered that led you determine that you were no longer the primary beneficiary and consolidation was no longer required; and

Response:

In March 2010, the Company sold the interest-only strips associated with the 15 previously consolidated trusts.  The interest-only strips sold were determined to be the most significant variable interest in the trusts and were sold to an unrelated third party.  The Company considered the potential significance of the remaining variable interests in accordance with both paragraph B22 and paragraph 14A of SFAS 167 (ASC 810 - Consolidation).  To that end, the Company prepared a quantitative analysis to calculate the percentage of total deal gains or losses that would be absorbed by its negative amortization bonds, the largest remaining interest subject to losses once the interest-only bonds were sold.  The analysis was prepared on an individual trust basis under scenarios that varied the housing price appreciation and interest rate assumptions in each scenario, including a scenario where the insurer would not fulfill any of its obligations.  In all scenarios, the negative amortization companion bonds related to seven of the 15 deals absorbed minimal to no gains and no future losses because the losses will be fully absorbed by subordinate tranches held by third parties.  In seven of the remaining trusts, the negative amortization bonds could potentially absorb minimal to no gains and from 3% to 8% of total future trust losses, depending on the trust.  Based on the specific facts and circumstances of these trusts, the Company concluded that gains or losses less than 10% of total trust gains or losses were insignificant.  In the final trust, there was no negative amortization companion bonds contained in the structure.

Capital One Confidential 18

Based on the analysis performed on the remaining variable interests, the Company concluded that the sale of interest-only bonds related to any trusts consolidated at January 1, 2010 would result in the Company meeting all requirements of both paragraph B22 and paragraph 14 of SFAS 167 (ASC 810 - Consolidation) and thus the fees received by the Company as servicer would no longer represent a variable interest as the Company, through its aggregate remaining interests, does not have an obligation to absorb losses of any of the trusts or the right to receive benefits from any of the trusts that could potentially be more than insignificant to the trusts.  By no longer holding the interest-only bond interests, the Company was no longer considered the primary beneficiary.  As a result, the trusts were deconsolidated.

•
For the remaining trusts with $3 billion of outstanding loans that were not consolidated upon initial adoption, we note your disclosure that it was due to the insurer of the mortgage securitization giving notice of its intent to remove you as the servicer of the loans prior to the adoption of the new consolidation standards. Please tell us:

o	When the insurer gave notice of its intent to remove you as the servicer;
o	When the insurer formally exercised its right during the first quarter of 2010 to remove you as the servicer; and
o	How you determined it appropriate to deconsolidate the trusts upon the initial notification as opposed to your actual removal as the servicer of the loans.

Response:

On November 20, 2009, the insurer gave verbal notification of their intention to remove the Company as the servicer for those trusts with an Event of Default notice from the Trustee.  On this date four of the six trusts had had an event of default and the remaining trusts had an event of default on November 25, 2009.  The formal written notice of the decision to remove the Company as servicer occurred on January 8, 2010.  The insurer formally exercised its right to remove the Company as servicer on March 1, 2010.  These six trusts, where a third party held a unilateral right to remove the Company as servicer, remained unconsolidated upon the adoption of SFAS 167 (ASC 810 - Consolidation) on January 1, 2010, based on the conclusion that those unilateral kick-out rights represented an element of power in excess of the Company’s power held through then current servicing.  The Company’s receipt of formal notification in January 2010, and removal in March 2010 each served to support the Company’s original conclusion.

Capital One Confidential 19

********
In connection with our response to the Staff’s letter dated June 24, 2010, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (703)-720-1080, to discuss the issues addressed in this letter.

Sincerely,

/s/ GARY L. PERLIN
Gary L. Perlin
Chief Financial Officer and Principal Accounting Officer

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